Exhibit 99.1

GFL Environmental Reports Fourth Quarter and Full Year 2025 Results; Provides Full Year 2026 Guidance

Fourth Quarter 2025 Results and Full Year 2025 Highlights

•	Fourth quarter revenue, Adjusted EBITDA[1] and Adjusted Free Cash Flow[1] all ahead of expectations

•	Fourth quarter Adjusted EBITDA margin[1] of 30.2%, highest Q4 margin in Company’s history, 110 basis points increase over the prior year period[2]

•	Full year revenue of $6,615.9 million, increase of 9.5% excluding the impact of divestitures[3] (7.8% including the impact of divestitures)

•	Full year Adjusted EBITDA[1] of $1,985.0 million, increase of 12.8%[2]; Adjusted Net Income from continuing operations[1] of $283.9 million; Net income from continuing operations of $241.1 million

•	Full year Adjusted EBITDA margin[1] of 30.0%, first time in Company’s history, 130 basis points increase over the prior year period[2]

•	Full year Adjusted Free Cash Flow[1] of $755.9 million, increase of 23.6%; cash flow from operating activities of $1,316.0 million

•	Completed acquisitions generating approximately $290 million in annualized revenue

•	Completed $3.0 billion of share repurchases, representing over 10% of issued and outstanding subordinate voting shares

•	Net Leverage[1] of 3.4x, lowest year-end Net Leverage[1] in Company’s history

Guidance for 20264

•	Revenue is estimated to be approximately $7,000 million, or $7,140 million on a constant currency basis, representing an increase of 8%

•	Adjusted EBITDA[4] is estimated to be approximately $2,140 million, or $2,185 million on a constant currency basis, representing an increase of 10%

•	Adjusted Free Cash Flow[4] is estimated to be approximately $835 million, or $860 million on a constant currency basis, representing an increase of 14%

•	Guidance does not include contribution from any incremental M&A

MIAMI BEACH, FL, February 11, 2026 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we”, or “our”, or the “Company”) today announced its results for the fourth quarter and full year 2025, as well as guidance for the full year 2026.

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“Our more than 15,000 employees delivered another year of results that exceeded our expectations,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “The continued strong execution of our value creation strategies drove full year top-line growth of 9.5%3, Adjusted EBITDA margin1 of 30%, the highest in our history, and industry-leading Adjusted EBITDA margin1 expansion of 130 basis points over the prior year2. To achieve such a result in the face of ongoing macro headwinds reinforces our conviction in our stated goal of achieving low-to-mid 30s margins by 2028.”

Mr. Dovigi continued, “During the year, we remained committed to our returns focused capital allocation strategies. We completed the sale of our Environmental Services business and the recapitalization of Green Infrastructure Partners at valuations that demonstrate the equity value creation our team is capable of achieving. We used the proceeds from these transactions to materially delever our balance sheet and buy back over 10% of our shares. We also deployed nearly $1 billion into accretive acquisitions and ended the year with Net Leverage1 of 3.4x, the lowest year-end Net Leverage1 in our history. Our M&A pipeline remains robust and going forward we will continue to be opportunistic in our approach to accretive M&A, strategic reinvestment and return of capital to shareholders, while maintaining Net Leverage in the low-to-mid 3s.”

Mr. Dovigi concluded, “We have built a best-in-class North American platform that we will continue to optimize. Based on our strong results for 2025 and the contributions from our growth investments and recently completed M&A, we believe we are well positioned for another year of industry-leading financial performance in 2026.”

Fourth Quarter Results2

•	Revenue of $1,686.4 million in the fourth quarter of 2025, increase of 7.3%, including 6.4% from core pricing.

•	Adjusted EBITDA[1] increased by 11.1% to $508.7 million in the fourth quarter of 2025, compared to $458.0 million in the fourth quarter of 2024. Adjusted EBITDA margin[1] was 30.2% in the fourth quarter of 2025, compared to 29.1% in the fourth quarter of 2024.

•	Net income from continuing operations was $72.7 million in the fourth quarter of 2025, compared to net loss from continuing operations of $211.4 million in the fourth quarter of 2024.

•	Adjusted Free Cash Flow[1] was $424.6 million in the fourth quarter of 2025, compared to $281.4 million in the fourth quarter of 2024.

Year to Date Results2

•	Revenue of $6,615.9 million for the year ended December 31, 2025, an increase of 9.5% excluding the impact of divestitures[3] (7.8% including the impact of divestitures), including 6.1% from core pricing[3] and 0.5% from positive volume[3].

•	Adjusted EBITDA[1] increased by 12.8% to $1,985.0 million for the year ended December 31, 2025, compared to $1,759.6 million for the year ended December 31, 2024. Adjusted EBITDA margin[1] was 30.0% for the year ended December 31, 2025, compared to 28.7% for the year ended December 31, 2024.

•	Net income from continuing operations was $241.1 million for the year ended December 31, 2025, compared to net loss from continuing operations of $897.5 million for the year ended December 31, 2024.

•	Adjusted Free Cash Flow[1] was $755.9 million for the year ended December 31, 2025, compared to $611.4 million for the year ended December 31, 2024.

•	Repurchased 43,741,452 subordinate voting shares through a combination of our normal course issuer bid, direct share buybacks and through secondary offerings. We intend to continue to be opportunistic on further share repurchases going forward.

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Guidance for 20264

GFL also provided its guidance for 2026. The following guidance is provided based on a USD/CAD exchange rate of 1.36 versus the average exchange rate for 2025 of 1.40.

•	Revenue is estimated to be approximately $7,000 million.
◦	Full year core pricing in the mid 5s, volume of 0.25% to 0.50%, and surcharges and commodity price impact of (0.5%).
◦	Revenue from net M&A contribution of 2.5%.
◦	Changes in foreign exchange resulting in approximately (2.1%) revenue impact.

•	Adjusted EBITDA[4] is estimated to be approximately $2,140 million.
◦	Full year Adjusted EBITDA margin[4] is expected to be approximately 30.6%, increase of 60 basis points.

•	Adjusted Free Cash Flow[4] is estimated to be approximately $835 million.
◦	Full year net capex is expected to be approximately $800 million.
◦	Full year net capex excludes approximately $175 million of incremental growth capital expected to be deployed in 2026 related to material recycling facilities and other infrastructure primarily related to opportunities arising under extender producer responsibility legislation.
◦	Full year cash interest is expected to be approximately $395 million.

•	Net Leverage[4] is estimated to be low 3s by the end of 2026, resulting from growth in Adjusted EBITDA[4] and Adjusted Free Cash Flow[4].

The 2026 guidance excludes any impact from acquisitions, refinancing opportunities and any redeployment of capital. Implicit in forward-looking information in respect of our expectations for 2026 are certain current assumptions, including, among others, no changes to the current economic environment, including fuel and commodities. The 2026 guidance assumes GFL will continue to execute on our strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realizing operational efficiencies and extracting procurement and cost synergies. See “Forward-Looking Information”.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(2)	Effective March 1, 2025, we completed the divestiture of our Environmental Services line of business (“GFL Environmental Services”). Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL Environmental Services which has been presented as discontinued operations. For additional information, refer to Note 2 and Note 23 in our Annual Financial Statements.
(3)	Reflects pro forma adjustments to remove the contribution of one divestiture in Fiscal 2024. Refer to “Supplemental Data” for details.
(4)	Information contained in the section titled “Guidance for 2026” includes non-IFRS measures and ratios, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Net Leverage. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Fourth Quarter and Full Year 2025 Results for the equivalent historical non-IFRS measure.

Q4 2025 Earnings Call

GFL will host a conference call related to our fourth quarter and full year 2025 earnings and our 2026 guidance on February 11, 2026 at 5:00 pm Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 051473) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login/LE9zwo3kQxD8wqN9wQqROJ7SatmjACUromI. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until February 26, 2026 by dialing 1-226-828-7578 in Canada or 1-866-813-9403 in the United States (access code: 259238).

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Annual Report

GFL also announced that on or about February 17, 2026, it will be filing its annual report on Form 40-F, including the Company’s audited consolidated financial statements (the “Annual Financial Statements”) for the year ended December 31, 2025 with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) and with the Canadian securities regulators on SEDAR+ (www.sedarplus.ca) The annual report will also be available on the Investors page of the Company’s website at investors.gflenv.com. Shareholders may receive a hard copy of the complete Annual Financial Statements from the Company free of charge upon request by contacting GFL Investor Relations at ir@gflenv.com.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 18 U.S. states. GFL has a workforce of more than 15,000 employees across its organization.

For more information, visit the GFL web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities, the markets in which we operate or potential share repurchases are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

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Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein in the section titled “Guidance for 2026”; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; changes to trade agreements, restrictions on trade, including sanctions, export controls, import duties, quotas, treaties, tariffs, trade wars, changes to trade and investment policies and other governmental actions; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2025 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) change in value on Call Option, (d) share of net (income) loss of investments accounted for using the equity method, (e) share-based payments, (f) (gain) loss on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (i) Founder/CEO remuneration and (j) other. For the year ended December 31, 2025, change in value on Call Option has been added back to EBITDA. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

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Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management’s estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) incremental cash flow adjustment related to corporate costs attributable to discontinued operations, (c) transaction costs, (d) acquisition, rebranding and other integration costs, (e) Founder/CEO remuneration, (f) cash payments related to GFL Environmental Services transition services agreement, (g) cash taxes related to divestitures, (h) cash interest paid on early termination of long-term debt and (i) distribution received from joint ventures. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. For the year ended December 31, 2025, cash payments related to GFL Environmental Services transition services agreement and cash interest paid on early termination of long-term debt have been added back to Adjusted Cash Flows from Operating Activities. These amounts were not paid in the prior period. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds on disposal of assets and other, (b) purchase of property and equipment and (c) incremental growth investments. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Net Income (Loss) from continuing operations represents net income (loss) from continuing operations adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) amortization of deferred financing costs, (d) (gain) loss on foreign exchange, (e) change in value on Call Option, (f) share of net (income) loss of investments accounted for using the equity method, (g) loss on termination of hedged arrangements, (h) (gain) loss on divestiture, (i) transaction costs, (j) acquisition, rebranding and other integration costs, (k) Founder/CEO remuneration, (l) other and (m) the tax impact of the foregoing. Adjusted income (loss) per share from continuing operations is defined as Adjusted Net Income (Loss) from continuing operations divided by the weighted average shares in the period. For the year ended December 31, 2025, change in value on Call Option has been added back to net income (loss) from continuing operations. We believe that Adjusted income (loss) per share from continuing operations provides a meaningful comparison of current results to prior periods’ results by excluding items that GFL does not believe reflect its fundamental business performance.

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Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management’s estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period ((a) and (b), collectively, “Run-Rate EBITDA Adjustments”). Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the acquired businesses had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com

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GFL Environmental Inc.

Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions of dollars except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2025	2024(1)	2025	2024(1)
Revenue	$1,686.4	$1,571.2	$6,615.9	$6,138.8
Expenses
Cost of sales	1,348.8	1,272.5	5,248.6	5,010.0
Selling, general and administrative expenses	254.7	224.5	967.4	864.5
Interest and other finance costs	134.5	162.6	595.2	665.8
(Gain) loss on sale of property and equipment	(95.6)	1.2	(91.1)	(2.7)
(Gain) loss on foreign exchange	(85.3)	279.5	(256.9)	291.2
Loss (Gain) on divestiture	8.6	(12.8)	8.6	481.8
Change in value on Call Option	60.0	—	60.0	—
Other	3.4	(1.0)	(181.8)	(29.7)
	1,629.1	1,926.5	6,350.0	7,280.9
Share of net (loss) income of investments accounted for using the equity method	(16.0)	1.3	(39.0)	18.2
Income (loss) before income taxes	41.3	(354.0)	226.9	(1,123.9)
Current income tax recovery	(48.1)	(78.1)	(0.7)	(16.4)
Deferred tax expense (recovery)	16.7	(64.5)	(13.5)	(210.0)
Income tax recovery	(31.4)	(142.6)	(14.2)	(226.4)
Net income (loss) from continuing operations	72.7	(211.4)	241.1	(897.5)
Net (loss) income from discontinued operations	(48.5)	11.9	3,572.3	159.8
Net income (loss)	24.2	(199.5)	3,813.4	(737.7)
Less: Net loss attributable to non-controlling interests	(9.7)	(10.4)	(20.7)	(15.0)
Net income (loss) attributable to GFL Environmental Inc.	$33.9	$(189.1)	$3,834.1	$(722.7)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment	(204.0)	429.0	(484.2)	544.1
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax	1.1	1.4	9.1	(4.3)
Fair value movements on cash flow hedges, net of tax	13.4	(32.2)	36.0	(44.8)
Share of other comprehensive income (loss) of investments accounted for using the equity method, net of tax	11.1	—	2.3	(1.2)
Reclassification to net income (loss) of foreign currency differences on divestitures	(2.3)	—	(0.8)	(26.5)
Other comprehensive (loss) income	(180.7)	398.2	(437.6)	467.3
Comprehensive (loss) income from continuing operations	(108.0)	186.8	(196.5)	(430.2)
Comprehensive (loss) income from discontinued operations	(48.5)	11.9	3,395.8	159.8
Total comprehensive (loss) income	(156.5)	198.7	3,199.3	(270.4)
Less: Total comprehensive (loss) income attributable to non-controlling interests	(12.6)	4.8	(31.4)	4.8
Total comprehensive (loss) income attributable to GFL Environmental Inc.	$(143.9)	$193.9	$3,230.7	$(275.2)

Basic income (loss) per share(2)
Continuing operations	$0.19	$(0.58)	$0.57	$(2.53)
Discontinued operations	(0.13)	0.06	9.67	0.42
Total operations	$0.06	$(0.52)	$10.24	$(2.11)
Diluted income (loss) per share(2)
Continuing operations	$0.19	$(0.58)	$0.56	$(2.53)
Discontinued operations	(0.13)	0.06	9.43	0.42
Total operations	$0.06	$(0.52)	$9.99	$(2.11)

Weighted average number of shares outstanding	359,414,533	393,503,219	369,560,643	380,841,299
Diluted weighted average number of shares outstanding	367,250,914	393,503,219	378,689,219	380,841,299

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.
(2)	Basic and diluted income (loss) per share is calculated on net income (loss) attributable to GFL Environmental Inc. adjusted for amounts attributable to preferred shareholders. Refer to Note 14 in our Annual Financial Statements.

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GFL Environmental Inc.

Unaudited Consolidated Statements of Financial Position

(In millions of dollars)

	December 31, 2025	December 31, 2024
Assets
Cash	$85.6	$133.8
Trade and other receivables, net	802.0	1,175.1
Income taxes recoverable	96.0	86.0
Prepaid expenses and other assets	180.6	300.7
Current assets	1,164.2	1,695.6

Property and equipment, net	7,324.3	7,851.7
Intangible assets, net	1,757.0	2,833.2
Investments accounted for using the equity method	1,898.0	344.4
Other long-term assets	256.8	207.4
Deferred income tax assets	—	209.3
Goodwill	6,894.9	8,065.8
Non-current assets	18,131.0	19,511.8
Total assets	$19,295.2	$21,207.4

Liabilities
Accounts payable and accrued liabilities	1,888.3	1,880.2
Income taxes payable	5.7	—
Long-term debt	—	1,146.5
Lease obligations	59.9	69.4
Due to related party	—	2.9
Landfill closure and post-closure obligations	44.0	51.7
Current liabilities	1,997.9	3,150.7

Long-term debt	7,422.6	8,853.0
Lease obligations	450.6	477.2
Other long-term liabilities	34.5	41.6
Deferred income tax liabilities	777.7	464.5
Landfill closure and post-closure obligations	1,126.5	998.7
Non-current liabilities	9,811.9	10,835.0
Total liabilities	11,809.8	13,985.7

Shareholders’ equity
Share capital	7,008.4	9,938.0
Contributed surplus	205.7	151.3
Retained earnings (deficit)	229.5	(3,573.5)
Accumulated other comprehensive (loss) income	(140.8)	462.6
Total GFL Environmental Inc.’s shareholders’ equity	7,302.8	6,978.4
Non-controlling interests	182.6	243.3
Total shareholders’ equity	7,485.4	7,221.7
Total liabilities and shareholders’ equity	$19,295.2	$21,207.4

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GFL Environmental Inc.

Unaudited Consolidated Statements of Cash Flows

(In millions of dollars)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Operating activities
Net income (loss)	$24.2	$(199.5)	$3,813.4	$(737.7)
Adjustments for non-cash items
Depreciation of property and equipment	265.7	295.4	1,053.9	1,126.7
Amortization of intangible assets	74.7	110.9	262.2	441.1
Share of net loss (income) of investments accounted for using the equity method	16.0	(1.3)	39.0	(18.2)
Loss (gain) on divestiture	114.0	(12.8)	(4,352.8)	481.8
Other	3.4	(1.0)	(181.8)	(27.0)
Interest and other finance costs	134.5	165.2	596.8	674.9
Share-based payments	56.5	14.1	151.5	104.7
(Gain) loss on unrealized foreign exchange	(85.7)	280.3	(257.1)	292.3
(Gain) loss on sale of property and equipment	(95.6)	2.1	(89.9)	(2.2)
Change in value on Call Option	60.0	—	60.0	—
Current income tax (recovery) expense	(42.3)	(67.6)	28.6	25.4
Deferred tax (recovery) expense	(41.5)	(49.1)	778.9	(232.5)
Interest paid in cash	(78.1)	(97.2)	(449.2)	(490.4)
Income taxes paid in cash, net	(28.0)	(8.0)	(34.3)	(43.8)
Changes in non-cash working capital items	87.6	150.4	(57.8)	(17.9)
Landfill closure and post-closure expenditures	(20.1)	(16.6)	(45.4)	(37.0)
	445.3	565.3	1,316.0	1,540.2
Investing activities
Purchase of property and equipment	(248.3)	(317.2)	(1,141.4)	(1,193.0)
Proceeds on disposal of assets and other	42.4	20.8	58.4	61.3
(Payments) proceeds from divestitures	(5.3)	16.5	5,811.8	86.0
Business acquisitions and investments, net of cash acquired	(366.7)	(36.0)	(983.2)	(649.5)
Distribution received from associates and joint ventures	1.7	1.4	212.9	10.8
	(576.2)	(314.5)	3,958.5	(1,684.4)
Financing activities
Repayment of lease obligations	(34.5)	(0.5)	(115.0)	(103.8)
Issuance of long-term debt	799.7	749.6	2,633.2	3,240.5
Repayment of long-term debt	(524.9)	(942.3)	(4,818.9)	(2,906.3)
Proceeds from termination of hedged arrangements	—	—	28.0	—
Payment for termination of hedged arrangements	(1.1)	(1.1)	(2.2)	(7.5)
Payment of contingent purchase consideration and holdbacks	(0.4)	(1.4)	(5.3)	(30.0)
Repurchase of subordinate voting shares	(208.9)	—	(2,967.4)	—
Dividends issued and paid	(7.6)	(7.5)	(31.1)	(28.2)
Payment of financing costs	(0.2)	(7.6)	(5.9)	(25.1)
Repayment of loan to related party	—	—	(2.9)	(5.8)
Distribution to non-controlling interest	—	—	(56.4)	—
Contribution from non-controlling interests	—	11.2	27.1	29.4
	22.1	(199.6)	(5,316.8)	163.2

(Decrease) increase in cash	(108.8)	51.2	(42.3)	19.0
Changes due to foreign exchange revaluation of cash	(0.2)	(16.9)	(5.9)	(20.9)
Cash, beginning of year	194.6	99.5	133.8	135.7
Cash, end of year	$85.6	$133.8	$85.6	$133.8

10

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2024, as well as our audited consolidated financial statements and notes thereto for the year ended December 31, 2025.

Revenue Growth

The following tables summarize the revenue growth in our segments for the periods indicated:

	Three months ended December 31, 2025
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth	Impact from divestitures	Total Revenue Growth
Canada	3.4%	6.5%	—%	9.9%	—%	9.9%
USA	5.3	1.1	(0.3)	6.1	—	6.1
Total	4.7%	2.8%	(0.2)%	7.3%	—%	7.3%

	Year ended December 31, 2025
	Pro forma excluding divestitures(1)
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth	Impact from divestitures	Total Revenue Growth
Canada	1.4%	10.1%	—%	11.5%	—%	11.5%
USA	3.8	2.8	1.9	8.5	(2.4)	6.1
Total	3.0%	5.1%	1.4%	9.5%	(1.7)%	7.8%

(1)	Reflects pro forma adjustments to remove the contribution of one divestiture in Fiscal 2024.

Detail of Organic Growth

The following table summarizes the components of our organic growth for the periods indicated:

	Three months ended December 31, 2025	Year ended December 31, 2025	Year ended December 31, 2025(1)
Price	6.4%	6.0%	6.1%
Surcharges	(0.6)	(1.0)	(1.0)
Volume	(2.3)	0.5	0.5
Commodity price	(0.7)	(0.5)	(0.5)
Total organic growth	2.8%	5.0%	5.1%

(1)	Reflects pro forma adjustments to remove the contribution of one divestiture in Fiscal 2024.

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Operating Segment Results

The following tables summarize our operating segment results for the periods indicated, excluding the results of GFL Environmental Services which has been presented as discontinued operations:

	Three months ended December 31, 2025			Three months ended December 31, 2024(1)
($ millions)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)
Canada	$552.8	$175.9	31.8%	$502.9	$151.2	30.1%
USA	1,133.6	394.0	34.8	1,068.3	373.0	34.9
Solid Waste	1,686.4	569.9	33.8	1,571.2	524.2	33.4
Corporate	—	(61.2)	—	—	(66.2)	—
Total	$1,686.4	$508.7	30.2%	$1,571.2	$458.0	29.1%

	Year ended December 31, 2025			Year ended December 31, 2024(1)
($ millions)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)
Canada	$2,162.6	$689.6	31.9%	$1,940.4	$578.6	29.8%
USA	4,453.3	1,557.4	35.0	4,198.4	1,441.7	34.3
Solid Waste	6,615.9	2,247.0	34.0	6,138.8	2,020.3	32.9
Corporate	—	(262.0)	—	—	(260.7)	—
Total	$6,615.9	$1,985.0	30.0%	$6,138.8	$1,759.6	28.7%

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.
(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	December 31, 2025		December 31, 2024
Total long-term debt, net of derivative asset(1)	$7,401.6		$9,884.8
Deferred finance costs and other adjustments	(25.1)		(134.9)
Total long-term debt excluding deferred finance costs and other adjustments	$7,426.7		$10,019.7
Less: cash	(85.6)		(133.8)
	7,341.1		9,885.9

Trailing twelve months Adjusted EBITDA(2)	1,985.0		2,250.5
Run-Rate EBITDA Adjustments(3)	172.6		182.6
Run-Rate EBITDA(3)	$2,157.6		$2,433.1

Net Leverage(2)	3.4	x	4.1	x

(1)	Total long-term debt includes derivative asset reclassified for financial statement presentation purposes to other long-term assets, refer to Note 10 in our Annual Financial Statements.
(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

12

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

December 31, 2025
Subordinate voting shares	346,110,312
Multiple voting shares	11,812,964
Basic shares outstanding	357,923,276
Effect of dilutive instruments	16,970,218
Series A Preferred Shares (as converted)	5,847,311
Series B Preferred Shares (as converted)	8,700,482
Diluted shares outstanding	389,441,287

13

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated, excluding the results of GFL Environmental Services which has been presented as discontinued operations:

($ millions)	Three months ended December 31, 2025	Three months ended December 31, 2024(1)
Net income (loss) from continuing operations	$72.7	$(211.4)
Add:
Interest and other finance costs	134.5	162.6
Depreciation of property and equipment	265.7	263.0
Amortization of intangible assets	74.7	71.4
Income tax recovery	(31.4)	(142.6)
EBITDA	516.2	143.0
Add:
(Gain) loss on foreign exchange(2)	(85.3)	279.5
(Gain) loss on sale of property and equipment	(95.6)	1.2
Change in value on Call Option	60.0	—
Share of net loss of investments accounted for using the equity method(3)	20.4	3.1
Share-based payments(4)	56.5	11.9
Loss (gain) on divestiture(5)	8.6	(12.8)
Transaction costs(6)	18.0	19.8
Acquisition, rebranding and other integration costs(7)	6.5	2.1
Founder/CEO remuneration(8)	—	11.2
Other	3.4	(1.0)
Adjusted EBITDA	$508.7	$458.0

14

($ millions)	Year ended December 31, 2025	Year ended December 31, 2024(1)
Net income (loss) from continuing operations	$241.1	$(897.5)
Add:
Interest and other finance costs	595.2	665.8
Depreciation of property and equipment	1,053.9	996.9
Amortization of intangible assets	262.2	286.7
Income tax recovery	(14.2)	(226.4)
EBITDA	2,138.2	825.5
Add:
(Gain) loss on foreign exchange(2)	(256.9)	291.2
Gain on sale of property and equipment	(91.1)	(2.7)
Change in value on Call Option	60.0	—
Share of net loss of investments accounted for using the equity method(3)	56.5	16.9
Share-based payments(4)	150.2	97.5
Loss on divestiture(5)	8.6	481.8
Transaction costs(6)	56.1	46.1
Acquisition, rebranding and other integration costs(7)	13.4	6.2
Founder/CEO remuneration(8)	31.8	26.8
Other(9)	(181.8)	(29.7)
Adjusted EBITDA	$1,985.0	$1,759.6

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.
(2)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(3)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.
(5)	Consists of losses resulting from the divestiture of non-core businesses.
(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(8)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.
(9)	The year ended December 31, 2025 includes $186.7 million gain on dilution of equity investment in GIP and $6.5 million gain on dilution of equity investment in GFL Environmental Service JV LP (“GES”), refer to Note 3 in our Annual Financial Statements.

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Adjusted Net Income (Loss) from Continuing Operations

The following tables provide a reconciliation of our net income (loss) from continuing operations to Adjusted Net Income from continuing operations for the periods indicated, excluding the results of GFL Environmental Services which has been presented as discontinued operations:

($ millions)	Three months ended December 31, 2025	Three months ended December 31, 2024(1)
Net income (loss) from continuing operations	$72.7	$(211.4)
Add:
Amortization of intangible assets(2)	74.7	71.4
ARO discount rate depreciation adjustment(3)	(0.3)	3.0
Amortization of deferred financing costs	3.4	5.6
(Gain) loss on foreign exchange(4)	(85.3)	279.5
Change in value on Call Option	60.0	—
Share of net loss of investments accounted for using the equity method(5)	20.4	3.1
Loss (gain) on divestiture(7)	8.6	(12.8)
Transaction costs(8)	18.0	19.8
Acquisition, rebranding and other integration costs(9)	6.5	2.1
Founder/CEO remuneration(10)	—	11.2
Other	3.4	(1.0)
Tax effect(12)	(49.1)	(129.1)
Adjusted Net Income from continuing operations	$133.0	$41.4
Adjusted income per share from continuing operations, basic	$0.37	$0.11
Adjusted income per share from continuing operations, diluted	$0.36	$0.11

16

($ millions)	Year ended December 31, 2025	Year ended December 31, 2024(1)
Net income (loss) from continuing operations	$241.1	$(897.5)
Add:
Amortization of intangible assets(2)	262.2	286.7
ARO discount rate depreciation adjustment(3)	0.8	7.3
Amortization of deferred financing costs	33.6	22.7
(Gain) loss on foreign exchange(4)	(256.9)	291.2
Change in value on Call Option	60.0	—
Share of net loss of investments accounted for using the equity method(5)	56.5	16.9
Loss on termination of hedged arrangements(6)	30.5	17.2
Loss on divestiture(7)	8.6	481.8
Transaction costs(8)	56.1	46.1
Acquisition, rebranding and other integration costs(9)	13.4	6.2
Founder/CEO remuneration(10)	31.8	26.8
Other(11)	(181.8)	(29.7)
Tax effect(12)	(72.0)	(235.7)
Adjusted Net Income from continuing operations	$283.9	$40.0
Adjusted income per share from continuing operations, basic	$0.77	$0.11
Adjusted income per share from continuing operations, diluted	$0.75	$0.11

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.
(2)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.
(3)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.
(4)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(5)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(6)	Consists of gains and losses on the termination of hedged arrangements associated with the 3.750% 2025 Secured Notes, the 5.125% 2026 Secured Notes, the 4.250% 2025 Secured Notes and the 4.750% 2029 Notes.
(7)	Consists of losses resulting from the divestiture of non-core businesses.
(8)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(9)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(10)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.
(11)	The year ended December 31, 2025 includes $186.7 million gain on dilution of equity investment in GIP and $6.5 million gain on dilution of equity investment in GES, refer to Note 3 in our Annual Financial Statements.
(12)	Consists of the tax effect of the adjustments to net income (loss) from continuing operations.

17

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The following tables provide a reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended December 31, 2025	Three months ended December 31, 2024(1)
Cash flows from operating activities	$445.3	$565.3
Less:
Operating cash flows from discontinued operations(2)	(29.9)	133.9
Incremental cash flow adjustment related to corporate costs attributable to discontinued operations(3)	—	(31.6)
Cash flows from operating activities (excluding discontinued operations)	475.2	463.0
Add:
Transaction costs(4)	18.0	19.8
Acquisition, rebranding and other integration costs(5)	6.5	2.1
Founder/CEO remuneration(6)	—	11.2
Cash payments related to GFL Environmental Services transition services agreement(7)	3.8	—
Cash taxes related to divestitures	28.2	1.3
Distribution received from joint ventures	1.7	1.4
Adjusted Cash Flows from Operating Activities	533.4	498.8
Proceeds on disposal of assets and other	42.4	17.2
Purchase of property and equipment	(248.3)	(285.9)
Adjusted Free Cash Flow (including incremental growth investments)	327.5	230.1
Incremental growth investments(9)	97.1	51.3
Adjusted Free Cash Flow	$424.6	$281.4

18

($ millions)	Year ended December 31, 2025	Year ended December 31, 2024(1)
Cash flows from operating activities	$1,316.0	$1,540.2
Less:
Operating cash flows from discontinued operations(2)	39.7	471.1
Incremental cash flow adjustment related to corporate costs attributable to discontinued operations(3)	—	(126.2)
Cash flows from operating activities (excluding discontinued operations)	1,276.3	1,195.3
Add:
Transaction costs(4)	56.1	46.1
Acquisition, rebranding and other integration costs(5)	13.4	6.2
Founder/CEO remuneration(6)	31.8	26.8
Cash payments related to GFL Environmental Services transition services agreement(7)	12.6	—
Cash taxes related to divestitures	28.2	16.3
Cash interest paid on early termination of long-term debt(8)	68.9	—
Distribution received from joint ventures	9.1	10.8
Adjusted Cash Flows from Operating Activities	1,496.4	1,301.5
Proceeds on disposal of assets and other	58.4	57.7
Purchase of property and equipment	(1,123.3)	(1,046.1)
Adjusted Free Cash Flow (including incremental growth investments)	431.5	313.1
Incremental growth investments(9)	324.4	298.3
Adjusted Free Cash Flow	$755.9	$611.4

(1)	Comparative figures have been re-presented, refer to Note 2 and 23 in our Annual Financial Statements.
(2)	Consists of operating cash flows from discontinued operations. As at December 31, 2025, GFL Environmental Services was presented as discontinued operations. Refer to Note 23 in our Annual Financial Statements.
(3)	Consists of corporate costs attributable to GES. This adjustment was not reflected in prior quarters’ comparative figures. If the adjustment had been reflected in prior quarters’ comparative figures, cash flows from operating activities (excluding discontinued operations) would have increased by $31.6 million for each of the three months ended March 31, 2024, June 30, 2024 and September 30, 2024.
(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future, and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(5)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(6)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.
(7)	Consists of cash payments to GFL for services provided to GES based on the transition services agreement, which was satisfied in full on March 3, 2025 in connection with our divestiture of GFL Environmental Services.
(8)	Consists of interest and related fees on early repayment of revolving credit facility, Term Loan B Facility, 3.75% 2025 Secured Notes and 5.125% 2026 Secured Notes.
(9)	Consists of incremental sustainability related capital projects, primarily related to recycling and RNG.

19